UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Science 37 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

808644108

(CUSIP Number)

Peter Hebert

Lux Capital Management, LLC

920 Broadway, 11th Floor

New York, NY 10010

(646) 475-4385

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808644108

1.	Names of reporting persons Lux Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	15,164,556*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	15,164,556*

11.	Aggregate amount beneficially owned by each reporting person	15,164,556*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	13.2%*
14.	Type of reporting person (see instructions)	PN

*As of October 6, 2021 (the “Event Date”), Lux Capital Management, LLC (“LCM”) may be deemed to beneficially own an aggregate of 15,164,556 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 11,658,666 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and, as such, may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LCM may be deemed to beneficially own 15,164,556 shares of Common Stock of the Issuer, representing 13.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Lux Ventures IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	11,658,666*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	11,658,666*

11.	Aggregate amount beneficially owned by each reporting person	11,658,666*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	10.1%*
14.	Type of reporting person (see instructions)	PN

*As of October 6, 2021 (the “Event Date”), Lux Ventures IV, L.P. directly owns 11,658,666 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”), representing 10.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	3,505,890*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	3,505,890*

11.	Aggregate amount beneficially owned by each reporting person	3,505,890*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	3.1%*
14.	Type of reporting person (see instructions)	PN

*As of October 6, 2021 (the “Event Date”), Lux Co-Invest Opportunities, L.P. directly owns 3,505,890 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”), representing 3.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Lux Venture Partners IV, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	11,658,666*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	11,658,666*

11.	Aggregate amount beneficially owned by each reporting person	11,658,666*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	10.1%*
14.	Type of reporting person (see instructions)	PN

*As of October 6, 2021 (the “Event Date”), Lux Venture Partners IV, LLC (“LVP”) may be deemed to beneficially own 11,658,666 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) held directly by Lux Ventures IV, L.P. (“LVIV”). LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVP may be deemed to beneficially own 11,658,666 shares of Common Stock of the Issuer, representing 10.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	3,505,890*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	3,505,890*

11.	Aggregate amount beneficially owned by each reporting person	3,505,890*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	3.1%*
14.	Type of reporting person (see instructions)	PN

*As of October 6, 2021 (the “Event Date”), Lux Co-Invest Partners, LLC (“LCP”) may be deemed to beneficially own 3,505,890 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LCP may be deemed to beneficially own 3,505,890 shares of Common Stock of the Issuer, representing 3.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	15,164,556*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	15,164,556*

11.	Aggregate amount beneficially owned by each reporting person	15,164,556*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	13.2*
14.	Type of reporting person (see instructions)	IN

*As of October 6, 2021 (the “Event Date”), Peter Hebert (“Mr. Hebert”) may be deemed to beneficially own an aggregate of 15,164,556 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 11,658,666 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. Mr. Hebert is a manager of LVP and LCP and, as such, may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Hebert may be deemed to beneficially own 15,164,556 shares of Common Stock of the Issuer, representing 13.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 808644108

1.	Names of reporting persons Josh Wolfe
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	15,164,556*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	15,164,556*

11.	Aggregate amount beneficially owned by each reporting person	15,164,556*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	13.2*
14.	Type of reporting person (see instructions)	IN

*As of October 6, 2021 (the “Event Date”), Josh Wolfe (“Mr. Wolfe”) may be deemed to beneficially own an aggregate of 15,164,556 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. (the “Issuer”) reported as follows: (i) 11,658,666 shares of Common Stock held directly by Lux Ventures IV, L.P. (“LVIV”); and (ii) 3,505,890 shares of Common Stock held directly by Lux Co-Invest Opportunities, L.P. (“LCIO”). Lux Venture Partners IV, LLC (“LVP”) is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. Lux Co-Invest Partners, LLC (“LCP”) is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. Mr. Wolfe is a manager of LVP and LCP and, as such, may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Wolfe may be deemed to beneficially own 15,164,556 shares of Common Stock of the Issuer, representing 13.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 250 West 55th St., #3401, New York, New York 10019.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by (i) Lux Capital Management, LLC (“LCM”), (ii) Lux Ventures IV, L.P. (“LVIV”), (iii) Lux Co-Invest Opportunities, L.P. (“LCIO”), (iv) Lux Venture Partners IV, LLC (“LVP”), (v) Lux Co-Invest Partners, LLC (“LCP”), (vi) Peter Hebert (“Mr. Hebert”) and (vii) Josh Wolfe (“Mr. Wolfe”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Common Stock is held directly by LVIV and LCIO, respectively. LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. Mr. Hebert and Mr. Wolfe are the sole managers of LVP and LCP and may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO.

The address of the principal business office of each of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, New York 10010.

The principal business of each of LVIV, LCIO, LVP and LCP is to invest in and assist growth-oriented businesses in the emerging science and technology industries. The principal business of LCM is to serve as the investment manager to certain investment funds. The principal business of each of Mr. Hebert and Mr. Wolfe is to serve as managing member of LCM and its affiliates.

None of the Reporting Persons or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of LVIV, LCIO, LVP, LCP and LCM is organized under the laws of Delaware. Mr. Hebert and Mr. Wolfe are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On October 6, 2021 (the “Event Date”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 6, 2021, by and among the Issuer (f/k/a LifeSci Acquisition II Corp.), LifeSci Acquisition II Merger Sub, Inc., Inc. ("Merger Sub"), and Science 37, Inc. ("Legacy Science 37"), Merger Sub merged with and into Legacy Science 37, with Legacy Science 37 surviving as a wholly owned subsidiary of the Issuer (the "Merger"). Immediately prior to the consummation of the Merger, each share of common stock of Legacy Science 37 was converted into the right to receive approximately 1.8153 shares of Common Stock. LVIV received 11,658,666 shares in the Merger for no additional consideration. LCIO received 3,505,890 shares in the Merger for no additional consideration. Concurrent with the closing of the Merger, LCIO purchased 300,000 shares of Common Stock in a private placement (the “PIPE”) at a purchase price of $10.00 per share.

The common stock of Legacy Science 37 and the Common Stock purchased by LCIO in the PIPE was purchased with investment capital for an aggregate purchase price of approximately $24,827,400.51.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own an aggregate of 15,164,556 shares of Common Stock, reported as follows: (i) 11,658,666 shares of Common Stock held directly by LVIV; and (ii) 3,505,890 shares of Common Stock held directly by LCIO. LVP may be deemed to beneficially own 11,658,666 shares of Common Stock held directly by LVIV. LCP may be deemed to beneficially own 3,505,890 shares of Common Stock held directly by LCIO. LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and, as such, may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. Mr. Hebert and Mr. Wolfe are the sole managers of LVP and LCP and may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (i) each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own 15,164,556 shares of Common Stock of the Issuer, representing 13.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof, (ii) LVP may be deemed to beneficially own 11,658,666 shares of Common Stock held directly by LVIV, representing 10.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof, and (iii) LCP may be deemed to beneficially own 3,505,890 shares of Common Stock held directly by LCIO, representing 3.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 114,707,150 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 5 of this Statement is incorporated herein by reference.

Currently, Mr. Adam Goulburn, a venture partner of LCM, serves on the Board of Directors of the Issuer. Mr. Goulburn, in his capacity as a director of the Issuer, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time. All such director compensation has been assigned by Mr. Goulburn to LCM.

Pursuant to the terms of an Amended and Restated Registration Rights Agreement with the Issuer, dated October 6, 2021, certain holders of the Issuer’s Common Stock, including LVIV and LCIO, are entitled to have certain shares registered for resale under the Securities Act of 1933, as amended.

The foregoing description of the Amended and Restated Registration Rights Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1:	Joint Filing Agreement, dated October 18, 2021, signed by each of the Reporting Persons inorder to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2:	Agreement and Plan of Merger, dated as of May 6, 2021, by and among LifeSci Acquisition II Corp., LifeSci Acquisition II Merger Sub, Inc. and Science 37, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on May 7, 2021).

Exhibit 3:

Form of Amended and Restated Registration Rights Agreement, by and among Science 37 Holdings, Inc. and certain stockholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on May 7, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

LUX CAPITAL MANAGEMENT, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURE PARTNERS IV, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURES IV, L.P.

By:	LUX VENTURE PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Josh Wolfe

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).